UNITED STATES                       OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION         --------------------------
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                     SCHEDULE 13G


      Under the Securities Exchange Act of 1934

                  (Amendment No. 1)(*)


                    J. Baker, Inc.
--------------------------------------------------
                   (Name of Issuer)

                     Common Stock
--------------------------------------------------
            (Title of Class of Securities)


                      057232100
                   --------------
                   (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

(*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 6 pages

CUSIP No. 057232100     13G     Page 2 of 6 Pages
-------------------             -----------------


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trustees of General Electric Pension Trust (I.R.S. No. 14-6015763)
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)

     Not applicable          (a) / /

                             (b) / /
----------------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
----------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          81,300
NUMBER OF            -------------------------------------------------------
 SHARES              6    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                 0
  EACH               -------------------------------------------------------
REPORTING            7    SOLE DISPOSITIVE POWER
 PERSON
  WITH                    81,300
                     -------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          0
----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,300
----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(*)

     / /
----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.6%
----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON(*)

     EP
----------------------------------------------------------------------------


          (*)SEE INSTRUCTION BEFORE FILLING OUT!


                                     Page 2 of 6 pages

     This Amendment No. 1 to the Schedule 13G (the "Schedule 13G") of the Trustees of General Electric Pension Trust, a trust organized under the laws of New York State ("GEPT"), dated February 9, 1995 in respect of shares of Common Stock, par value $.50 per share, of J. Baker, Inc. (the "Issuer"), amends the Schedule 13G as indicated below.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13G.

(*)Item 2(a)   Name of Person Filing:
               ---------------------

               Item 2(a) is hereby amended to read in its entirety as follows:

               Trustees of General Electric Pension Trust ("GEPT") (see
               Schedule I)

(*)Item 2(b)   Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               Item 2(b) is hereby amended to read in its entirety as follows:

               The address of the principal office of Trustees of General Electric Pension Trust is 3003 Summer Street, Stamford, Connecticut 06904.

(*)Item 2(c)   Citizenship:
               -----------

               Item 2(c) is hereby amended to read in its entirety as follows:

               New York State

(*)Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or
               13d-2(b), check whether the person filing is a:
               ---------------------------------------------------------------

               Item 3 is hereby amended to read in its entirety as follows:

               (a)  / /  Broker or Dealer registered under Section 15 of
                         the Act

               (b)  / /  Bank as defined in section 3(a)(6) of the Act

               (c)  / /  Insurance Company as defined in section 3(a)(19)
                         of the Act

               (d)  / /  Investment Company registered under section 8 of the Investment Company Act

               (e)  / /  Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

               (f)  /X/  Employee Benefit Plan, Pension Fund which is
                         subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                         Section 240.13d-1(b)(1)(ii)(F)

               (g)  / /  Parent Holding Company, in accordance with
                         Section 240.13d-1(b)(1)(ii)(G)

               (h)  / /  Group, in accordance with
                         Section 240.13d-1(b)(1)(ii)(H)


                                     Page 3 of 6 pages

Item 4.        Ownership.
               ---------

               Paragraph (a) of Item 4 is hereby amended to read in its entirety as follows:

                    (a)   Amount Beneficially Owned:  81,300 shares

               Paragraph (b) of Item 4 is hereby amended to read in its entirety as follows:

                    (b)   Percent of Class:  0.6%

               Paragraph (c) of Item 4 is hereby amended to read in its entirety as follows:

                    (c)    Number of shares as to which such person has:

                             (i)  sole power to vote or to direct the vote:
                                  81,300 shares

                            (ii)  shared power to vote or to direct the vote:
                                  0  shares

                           (iii) sole power to dispose or to direct the disposition of: 81,300 shares

                            (iv) shared power to dispose or to direct the disposition of: 0 shares

Item 5.        Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Item 5 is hereby amended to read in its entirety as follows:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.


                                     Page 4 of 6 pages

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                            By: /s/ Alan M. Lewis
                                ______________________________________
                                Alan M. Lewis, Trustee


Dated:  February 12, 1996


                                     Page 5 of 6 pages

                                SCHEDULE I

                                TRUSTEES OF
                      GENERAL ELECTRIC PENSION TRUST

                     3003 Summer Street, P.O. Box 7900
                        Stamford, Connecticut 06904

        The names of the Trustees of General Electric Pension Trust are as follows:

                               DALE F. FREY

                             EUGENE K. BOLTON

                            MICHAEL J. COSGROVE

                              RALPH R. LAYMAN

                               ALAN M. LEWIS

                               JOHN H. MYERS

                              DONALD W. TOREY


                                     Page 6 of 6 pages